SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                10 February, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  3rd Quarter Results announcement made on 10 February, 2005


                                                       February 10, 2005


THIRD QUARTER AND NINE MONTHS RESULTS TO DECEMBER 31, 2004

THIRD QUARTER HIGHLIGHTS


  - Group turnover up 3 per cent, excluding the impact of mobile termination rate reductions, at GBP4,584 million. Turnover was marginally up including the impact of mobile termination rate reductions

- New wave turnover of GBP1,135 million, up 35 per cent, representing 25 per cent of group turnover

- Profit before taxation, goodwill amortisation and exceptional items of GBP545 million, up 4 per cent

- Earnings per share before goodwill amortisation and exceptional items, up 9 per cent at 4.8 pence

- Net debt of GBP7,940 million, 10 per cent lower than previous year Broadband end users of 4.1 million at December 31, 2004 with a record 813,000 DSL connections in the quarter


The full profit and loss account, cash flow statement and balance sheet, drawn up in accordance with UK generally accepted accounting principles, from which this information is extracted are set out on pages 12 to 17.



Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the third quarter results, said:

"Our transformation strategy has now delivered underlying revenue growth in four consecutive quarters, a significant milestone. We have seen new wave growth of 35 per cent.

"Broadband DSL connections were more than 800,000 in the quarter, a new connection every 10 seconds of every day. We expect to achieve 5 million broadband DSL connections a year ahead of target.

"Our global ICT presence is building strongly and our Global Services revenues grew by 10 per cent in the quarter.

"Earnings per share before goodwill amortisation and exceptional items grew by 9 per cent to 4.8 pence.

"These results justify the confidence we have in our strategy which is transforming BT and delivering long-term growth in shareholder value."


RESULTS FOR THE THIRD QUARTER AND NINE MONTHS
TO DECEMBER 31, 2004

                        Third quarter                  Nine months
                    2004    2003        Better      2004     2003        Better
                                        (worse)                          (worse)
                    GBPm    GBPm            %       GBPm     GBPm            %

Group turnover     4,584   4,578            -     13,753   13,732            -

EBITDA
- before
exceptional
items and
leaver costs       1,450   1,499           (3)     4,343    4,454           (2)
- before
exceptional
items              1,438   1,473           (2)     4,221    4,401           (4)

Profit before
taxation
- before
goodwill,
exceptional
items and
leaver costs         557     551            1      1,650    1,607            3
- before
goodwill and
exceptional
items                545     525            4      1,528    1,554           (2)
- after
goodwill and
exceptional
items                790     518           53      1,773    1,522           16

Earnings per
share
- before
goodwill,
exceptional
items and
leaver costs         4.9p    4.6p           7       14.3p    13.4p           7
- before
goodwill and
exceptional
items                4.8p    4.4p           9       13.3p    13.0p           2
- after
goodwill and
exceptional
items                7.7p    4.5p          71       16.2p    12.9p          26

Capital
expenditure          770     699          (10)     2,267    1,829          (24)

Free cash flow       387      49          n/m      1,138    1,252           (9)

Net debt                                           7,940    8,795           10


The commentary focuses on the results before goodwill amortisation and exceptional items. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group.

As noted in the first quarter, the results have been restated to reflect the requirements of UITF Abstract 38 'Accounting for ESOP trusts' and the related amendments to UITF Abstract 17 (revised 2003) 'Employee Share Schemes' which the group has adopted (see note 1). This restatement results in an additional operating profit charge of GBP3 million for the nine months and GBP1 million for the quarter ended December 31, 2003.

The full profit and loss account, cash flow statement and balance sheet are provided on pages 12 to 17. A reconciliation of EBITDA to group operating profit is provided on page 25.


GROUP RESULTS - THIRD QUARTER ENDED DECEMBER 31, 2004

These results show that the business has grown for the fourth consecutive quarter. Turnover was marginally higher at GBP4,584 million with the strong growth of new wave turnover more than offsetting the decline in traditional turnover. Excluding the impact of regulatory reductions to mobile termination rates, which have no impact on profitability, the underlying turnover increased by 3 per cent. Earnings per share before goodwill amortisation and exceptional items increased by 9 per cent to 4.8 pence.

The strong growth in new wave turnover continued and at GBP1,135 million was 35 per cent higher than last year. This is the fifth consecutive quarter of growth in excess of 30 per cent. New wave turnover now accounts for one quarter of the group's turnover compared to 18 per cent in the third quarter of last year. New wave turnover is mainly generated from Information and Communications Technology
(ICT) solutions and managed services, broadband and mobility. ICT turnover grew by 21 per cent to GBP738 million. Broadband turnover increased by 98 per cent to GBP253 million. Mobility turnover at GBP55 million achieved growth of 112 per cent.

Turnover from the group's traditional businesses declined by 8 per cent
(4 per cent excluding the impact of reductions to mobile termination rates). This decline reflects regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to new wave services, such as broadband and Internet Protocol Virtual Private Networks (IPVPN's).

Total consumer turnover in the third quarter was 6 per cent lower (5 per cent lower excluding the impact of reductions to mobile termination rates). New wave consumer turnover increased by 97 per cent, driven by the continuing growth of broadband and mobility. Residential broadband connections increased by 90 per cent and mobility connections increased to 179,000 at December 31, 2004 from 24,000 last year.

Traditional consumer turnover declined 11 per cent year on year. This decline reflects the impact of Carrier Pre-Selection (CPS) and broadband substitution. There are now 17.6 million BT Together customers and within this, the number of customers on the frequent user packages of BT Together Option 2 increased by 6 per cent to 1.3 million and Option 3 increased by 103 per cent to 556,000.
The underlying 12 month rolling average revenue per consumer customer household (net of mobile termination charges) of GBP259 declined by GBP3 compared to last quarter with increased broadband volumes more than offset by lower call revenues and broadband price reductions. Contracted revenues increased by 1 percentage point to 61 per cent compared to last quarter, and is 4 percentage points higher than last year.

Turnover from smaller and medium sized businesses declined by 5 per cent
(3 per cent excluding the impact of reductions to mobile termination rates). The continued expansion of the BT Business Plan portfolio has extended its reach. The number of business locations increased by 94 per cent against last year to 421,000 by December 31, 2004, an increase of 31 per cent in the quarter. This, together with our 82 BT Local Businesses, defended against some of the decline in the traditional turnover. New wave turnover grew by 42 per cent in this customer segment supported by the 50 per cent growth in Business Broadband customers.

Major Corporate (UK and international) turnover increased by 5 per cent with the strong growth in new wave turnover (21 per cent) more than offsetting the decline in traditional services. There is a continued migration from traditional voice only services to managed ICT solutions contracts and an increase in mobility and broadband turnover. New wave turnover represents almost half of all Major Corporate turnover. ICT contract wins were GBP1.2 billion in the third quarter, including a seven year IP based services contract with Barclays, which results in orders of GBP5.7 billion over the last twelve months.

Our estimate of market share by volume of fixed to fixed voice minutes is based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical trends. BT's estimated consumer market share declined by 1.3 percentage points compared to last quarter to around 63 per cent whilst the estimated business market share declined by 0.5 percentage points to around 42 per cent.

Wholesale (UK and Global Carrier) turnover increased by 7 per cent (16 per cent excluding the impact of reductions to mobile termination rates). UK Wholesale new wave turnover increased by 80 per cent to GBP180 million mainly driven by broadband.

At December 31, 2004 there was an installed base of 4.1 million wholesale broadband DSL lines, an increase of 134 per cent over last year, with a new connection every 10 seconds of every day in the quarter. We expect to reach 5 million broadband DSL lines in the spring, a year ahead of our target.
The group has an extensive market research programme conducted by external agencies which focuses on the level and causes of customer dissatisfaction. BT has achieved a 12 per cent year to date reduction in the level of customer dissatisfaction.

Group operating costs before goodwill amortisation and exceptional items were flat year on year at GBP3,888 million. Leaver costs were GBP12 million in the quarter (GBP26 million last year). Net staff costs increased by GBP22 million to GBP914 million due to the additional staff required to service ICT contracts. Payments to other telecommunication operators were GBP43 million (5 per cent) lower than last year mainly reflecting the impact of the mobile termination rate reductions offset by higher volumes. Other operating costs (excluding goodwill amortisation and exceptional items) increased by GBP73 million, in line with our expectations. This reflects not only the costs of supporting new ICT contracts, but also investment in new wave activities, including strengthening our ICT delivery capabilities outside the UK, higher marketing costs and higher subscriber acquisition costs. These were partly offset by cost savings from our efficiency programmes.

Depreciation was GBP37 million lower than last year at GBP694 million reflecting shorter life assets becoming fully depreciated.

Group operating profit before goodwill amortisation and exceptional items was maintained at GBP744 million. Operating profit margins remained steady at 16.2 per cent.

Net interest payable before exceptional items was GBP200 million, an improvement of GBP23 million against last year reflecting the reduction in the level of net debt.

Profit before taxation, goodwill amortisation and exceptional items of GBP545 million increased by 4 per cent compared to last year.

The effective tax rate on the profit before goodwill amortisation and exceptional items was 25.7 per cent (27.4 per cent last year). The effective tax rate reflects tax efficient investment of surplus cash and greater tax efficiency in the group.

Earnings per share before goodwill amortisation and exceptional items increased by 9 per cent to 4.8 pence.

Exceptional items and goodwill

There was a net exceptional profit before taxation in the quarter of GBP249 million. This included the GBP284 million profit on disposal of certain group investments, including Eutelsat and Starhub. This was partly offset by an exceptional impairment charge of GBP25 million, being BT's share of a write down of Albacom's fixed assets and an exceptional property rationalisation charge of GBP10 million in relation to the group's provincial office portfolio. This rationalisation programme is expected to continue throughout the current financial year and beyond giving rise to additional rationalisation costs. Goodwill amortisation was GBP4 million (GBP3 million last year).

Earnings per share after goodwill amortisation and exceptional items were 7.7 pence compared to 4.5 pence last year.

Cash flow and net debt

Cash inflow from operating activities amounted to GBP1,205 million compared to GBP1,038 million last year. Last year's cash inflow was net of special and deficiency contributions to the BT Pension Scheme totalling GBP362 million. The adverse working capital movement this quarter mainly reflects the timing impact of supplier payments.

Return on investments and servicing of finance is a net cash outflow of GBP380 million compared to GBP216 million last year. This movement was mainly due to the receipt of funds in the third quarter of last year on restructuring a significant part of the group's hedging swap portfolio.

The net cash outflow on fixed asset purchases and sales was GBP305 million in the quarter which compares to GBP599 million last year mainly reflecting the consideration from the disposal of fixed asset investments in Eutelsat (GBP357 million) and Starhub (GBP76 million). The net cash outflow on tangible fixed asset purchases and sales was GBP755 million in the quarter, compared to GBP665 million last year, reflecting investment in broadband rollout, ICT contracts and transformational expenditure on the network.

BT's plans for the implementation of its 21st century network (21CN) continue to make progress. The first external customers are connected to the 21CN access fibre trial and live trials to test the migration of voice calls from BT's traditional public switched telecommunications network (PSTN) to a dedicated Internet Protocol (IP) based platform are progressing with the first calls being successfully made across the IP network.

Free cash flow was a net inflow of GBP387 million compared to GBP49 million last year.

The share buyback programme continued with the repurchase of 18 million shares for GBP36 million, with a net cash outflow in the quarter of GBP31 million. Net debt continued to improve and was GBP7,940 million at December 31, 2004, 10 per cent below the level at December 31, 2003.

Post balance sheet events

In December BT agreed to acquire the 74 per cent interest in Albacom not already held, giving BT full ownership for a minimum price of EUR116 million (GBP82 million). The transaction completed on February 4, 2005.

The integration of Albacom will allow BT to provide an unmatched service to corporate and public sector customers in Italy and to international businesses with operations in Italy.

The previously announced acquisition of Infonet is subject to Infonet shareholder approval and regulatory clearances and is expected to complete in the fourth quarter.

These acquisitions mark a significant step forward in BT's strategy of addressing the IT and networking services needs of multi-site companies and organisations.

In February the disposal of Intelsat completed and BT received US$120 million proceeds from the disposal of its investment.

International Financial Reporting Standards

Our financial statements for the year ending March 31, 2006 will be prepared in accordance with International Financial Reporting Standards (IFRS). Our project to manage the transition from UK GAAP to IFRS is well advanced.
_____________________________________________________________________

The fourth quarter and preliminary results of BT Group are expected to be announced on May 19, 2005.

BT Retail

                   ===========================               =============
                   Third quarter ended December 31           Nine months
                                                             ended December 31
                             ---------------------------     -------------
                    2004    2003*      Better (worse)         2004     2003*
                    GBPm    GBPm         GBPm         %       GBPm     GBPm

Group turnover     3,104   3,190         (86)       (3)      9,341    9,564
Gross margin         820     888         (68)       (8)      2,462    2,641
Sales, general and
administration costs 518     529          11         2       1,546    1,552
EBITDA               302     359         (57)      (16)        916    1,089
Depreciation          28      38          10        26          96      126
Operating profit     274     321         (47)      (15)        820      963
Operating profit
before leaver costs  279     341         (62)      (18)        872      993

Capital expenditure   40      32          (8)      (25)        104       72
==================== ======= === ======= ========= === ======= ======== ===

*Restated to reflect changes in intra-group trading arrangements.


New wave turnover grew strongly by 38 per cent and was offset by the traditional turnover decline of 10 per cent. Overall turnover declined by 3 per cent (1 per cent excluding the impact of reductions to mobile termination rates).

                  ===========================               =============
BT Retail         Third quarter ended December 31           Nine months
turnover                                                    ended December 31
                   ------------------------------            -------------
                   2004    2003*      Better (worse)         2004     2003*
                   GBPm    GBPm         GBPm         %       GBPm      GBPm

Voice Services    1,972   2,221        (249)      (11)      6,129    6,741
Intermediate        433     464         (31)       (7)      1,303    1,403
Products
Traditional       2,405   2,685        (280)      (10)      7,432    8,144
ICT                 485     390          95        24       1,347    1,140
Broadband           145      81          64        79         378      206
Mobility             50      21          29       138         133       50
Other                19      13           6        46          51       24
New Wave            699     505         194        38       1,909    1,420

          Total   3,104   3,190         (86)       (3)      9,341    9,564

Sales to other BT
businesses incl.
above               117      77          40        52         310      198
============================================================================

*Restated to reflect changes in intra-group trading arrangements.


Turnover from voice services was 11 per cent lower than last year (9 per cent excluding the impact of reductions to mobile termination rates). The reduction reflects the migration to broadband, with a 28 per cent fall in dial up internet minutes, reductions in market share and a decline in the overall fixed to fixed calls market.

Turnover from intermediate products decreased by 7 per cent compared to last year mainly driven by the continued decline in private circuits and ISDN as customers migrate to new wave products including broadband and IPVPN.

BT Retail's new wave turnover increased by 38 per cent compared to last year, an increase in the rate of growth from last quarter. New wave turnover accounted for 23 per cent of BT Retail total turnover in the quarter, up from 16 per cent last year. ICT turnover increased by 24 per cent, reflecting strong growth compared to the overall market.

The growth of broadband continues with 1,491,000 BT Retail connections at December 31, 2004, an increase of 16 per cent in the quarter. Net additions of 208,000 were a 26 per cent share of the DSL market additions. Broadband turnover grew by 79 per cent to GBP145 million.

BT Mobile now has over 340,000 post pay contract mobile connections at December 31, 2004, increasing the number of connections in the quarter by 12 per cent and more than treble the December 31, 2003 base. Turnover from mobility services more than doubled to GBP50 million.

Gross margin decreased by 1.4 percentage points to 26.4 per cent compared to last year primarily reflecting costs associated with the change from traditional business to new wave services. As the broadband and mobility customer base grows, the additional subscriber acquisition costs are written off as incurred. In addition, the creation and development of new value added services resulted in increased development costs.

In total GBP26 million more was invested in new wave activities (including new entertainment products and bluephone) compared to last year. However, in the traditional business, cost transformation programmes contributed to savings of GBP22 million. Leaver costs of GBP5 million were incurred in the quarter, a decrease of GBP15 million over last year.

Overall these results led to an operating profit in the quarter of GBP274 million which is 15 per cent lower than last year.


BT Wholesale

                   ===========================               =============
                   Third quarter ended December 31           Nine months
                                                             ended December 31
                      ---------------------------           ------------------

                    2004    2003*      Better (worse)         2004     2003*
                    GBPm    GBPm        GBPm         %        GBPm     GBPm

External turnover    954     865          89        10       2,847    2,602
Internal turnover  1,297   1,339         (42)       (3)      3,894    4,062
Group turnover     2,251   2,204          47         2       6,741    6,664
Variable cost of     544     518         (26)       (5)      1,653    1,571
sales
Gross variable     1,707   1,686          21         1       5,088    5,093
profit
Network and SG&A     725     739          14         2       2,212    2,220
costs
EBITDA               982     947          35         4       2,876    2,873
Depreciation         472     481           9         2       1,425    1,428
Operating profit     510     466          44         9       1,451    1,445
Operating profit
before               511     468          43         9       1,493    1,449
leaver costs

Capital              513     489         (24)       (5)      1,533    1,265
expenditure
                 ===========================================================

*Restated to reflect changes in intra-group trading arrangements.


Wholesale turnover for the quarter of GBP2,251 million was 2 per cent higher and gross variable profit of GBP1,707 million was 1 per cent higher than last year. EBITDA and operating profit have increased by 4 per cent and 9 per cent, respectively.

At GBP954 million external turnover increased by 10 per cent with the underlying growth being 21 per cent (excluding the impact of regulatory reductions to mobile termination rates). The growth continues to be driven by the increase in new wave turnover, mainly broadband, up 80 per cent to GBP180 million. The growth in underlying traditional turnover is mainly driven by interconnect traffic and wholesale access.

The impact of further regulatory reductions to interconnect prices and private circuits for mobile operators has reduced external turnover by GBP19 million. Internal turnover declined by 3 per cent to GBP1,297 million reflecting the impact of lower volumes of calls, lines and private circuits, and lower regulatory prices being reflected in internal charges.

Gross variable profit of GBP1,707 million is 1 per cent higher than the same quarter last year reflecting volume increases, offset by a change in sales mix and regulatory price reductions.

The EBITDA increase of 4 per cent and operating profit increase of 9 per cent has been achieved through cost reductions in addition to the higher turnover. Network and SG&A costs are GBP14 million (2 per cent) lower than last year despite higher activity levels in the network driven by broadband growth.

Capital expenditure increased by 5 per cent to GBP513 million when compared to last year. This reflects expenditure to support the rapid growth in broadband and on transforming the group's network.


BT Global Services

                   ==========================                =============
                   Third quarter ended December 31           Nine months
                                                             ended December 31
                              --------------------------     -------------
                    2004    2003*      Better (worse)         2004     2003*
                    GBPm    GBPm        GBPm         %        GBPm     GBPm

Group turnover     1,543   1,407         136        10       4,453    4,133
EBITDA               148     133          15        11         379      345
Operating profit       9     (22)         31       n/m         (40)    (112)
(loss)
Operating profit
(loss) before         11     (16)         27       n/m         (22)     (93)
leaver costs
Capital              146     115         (31)      (27)        464      319
expenditure
==============     ======= ======= === ======= ========= === ======= ======== ==

*Restated to reflect changes in intra-group trading arrangements.
See note 2 for additional detail.


Turnover for the quarter rose by 10 per cent to GBP1,543 million. Solutions turnover grew by 17 per cent reflecting the conversion of the strong order book from recent quarters. Consulting and Systems Integration (C&SI) produced strong turnover growth for another quarter, with the NHS contracts contributing towards the growth of 27 per cent. Solutions and C&SI achieved orders of GBP1.2 billion in the quarter which results in orders of GBP5.7 billion over the last twelve months. Global Products turnover grew by 3 per cent having benefited from continuing growth in Multi Protocol Label Switching (MPLS) products. Global Carrier turnover fell by 3 per cent reflecting the anticipated decline in AT&T revenues plus a reduction in mobile termination rates throughout Europe.

The increase in turnover, together with lower network and SG&A costs and lower depreciation, has generated an operating profit of GBP9 million in the quarter, a GBP31 million improvement over last year. The GBP9 million operating profit shows a consistent improvement from the operating losses of GBP36 million and GBP13 million in the first and second quarter, respectively. Operating costs included the expected increase in resources associated with strengthening the overseas network centric solutions delivery capabilities. We expect the underlying cost efficiency in Global Services will continue to improve.

Capital expenditure in the quarter at GBP146 million increased by GBP31 million mainly due to expenditure on the NHS contracts. Operating free cash flow was positive at GBP2 million, having been negative in the two previous quarters.


GROUP PROFIT AND LOSS ACCOUNT
for the three months ended December 31, 2004

--------------------  ------ ----------            -----------         ---------
                             Before goodwill       Goodwill              Total
                             amortisation and      amortisation and
                             exceptional items     exceptional items
                                                   (note 4)
       (unaudited)   Notes                  GBPm             GBPm      GBPm
-------------------- ------             ----------       ----------- ---------

Group turnover           2                 4,584                -     4,584
Other operating
income                                        48                -        48
Operating costs          3                (3,888)             (14)   (3,902)

Group operating
profit (loss)            2                   744              (14)      730
Group's share of
operating losses
of associates and
joint ventures                                (6)             (25)      (31)
Total operating
profit (loss)                                738              (39)      699

Profit on sale
of fixed asset
investments
and group
undertakings                                   -              284       284
Profit on sale
of property
fixed assets                                   7                -         7
Net interest
payable                  5                  (200)               -      (200)

Profit before
taxation                                     545              245       790

Taxation                                    (140)               3      (137)

Profit after
taxation and
attributable to
shareholders                                 405              248       653

Earnings per share       6
- basic                                      4.8p                       7.7p
- diluted                                    4.7p                       7.6p
--------------------  ------            ----------         ----------- ---------



GROUP PROFIT AND LOSS ACCOUNT
for the three months ended December 31, 2003

--------------------  ------ ----------            -----------         ---------
                             Before goodwill       Goodwill              Total
                             amortisation and      amortisation and
                             exceptional items     exceptional items
                                                   (note 4)
(unaudited, restated Notes               GBPm                GBPm        GBPm
- see note 1)
-------------------- ------             ----------         ----------- ---------

Group turnover           2              4,578                   -     4,578
Other operating
income                                     37                   -        37
Operating costs          3             (3,873)                 (3)   (3,876)

Group operating
profit (loss)            2                742                  (3)      739
Group's share of
operating profit
of associates and
joint ventures                              5                   -         5
Total operating
profit (loss)                             747                  (3)      744

Profit on sale
of fixed asset
investments
and group
undertakings                                -                  33        33
Profit on sale
of property
fixed assets                                1                   -         1
Net interest
payable                  5               (223)                (37)     (260)

Profit (loss)
before
taxation                                  525                  (7)      518

Taxation                                 (144)                 11      (133)

Profit after
taxation and
attributable to
shareholders                              381                   4       385

Earnings per share       6
- basic                                   4.4p                          4.5p
- diluted                                 4.4p                          4.4p
--------------------  ------            ----------         ----------- ---------


GROUP PROFIT AND LOSS ACCOUNT
for the nine months ended December 31, 2004

--------------------  ------ ----------            -----------         ---------
                             Before goodwill       Goodwill              Total
                             amortisation and      amortisation and
                             exceptional items     exceptional items
                                                   (note 4)
       (unaudited)   Notes               GBPm                GBPm      GBPm
-------------------- ------             ----------         ----------- ---------

Group turnover           2             13,753                   -    13,753
Other operating
income                                    132                   -       132
Operating costs          3            (11,760)                (42)  (11,802)

Group operating
profit (loss)            2              2,125                 (42)    2,083
Group's share of
operating losses
of associates and
joint ventures                             (8)                (25)      (33)
Total operating
profit (loss)                           2,117                 (67)    2,050

Profit on sale
of fixed asset
investments
and group
undertakings                                -                 312       312
Profit on sale
of property
fixed assets                               22                   -        22
Net interest
payable                  5               (611)                  -      (611)

Profit before
taxation                                1,528                 245     1,773

Taxation                                 (396)                  8      (388)

Profit after
taxation                                1,132                 253     1,385
Minority interests                          1                   -         1
Profit
attributable to
shareholders                            1,133                 253     1,386

Dividends                                                              (332)
Retained profit
for the period                                                        1,054

Earnings per share       6
- basic                                  13.3p                         16.2p
- diluted                                13.2p                         16.1p
--------------------  ------            ----------         ----------- ---------


GROUP PROFIT AND LOSS ACCOUNT
for the nine months ended December 31, 2003

--------------------  ------ ----------            -----------         ---------
                             Before goodwill       Goodwill              Total
                             amortisation and      amortisation and
                             exceptional items     exceptional items
                                                   (note 4)
(unaudited, restated Notes               GBPm                GBPm      GBPm
- see note 1)
-------------------- ------          ----------         ----------- ---------

Group turnover           2             13,732                   -    13,732
Other operating
income                                    133                   -       133
Operating costs          3            (11,647)                 (9)  (11,656)

Group operating
profit (loss)            2              2,218                  (9)    2,209
Group's share of
operating losses
of associates and
joint ventures                             (2)                  -        (2)
Total operating
profit (loss)                           2,216                  (9)    2,207

Profit on sale
of fixed asset
investments
and group
undertakings                                -                  32        32
Profit on sale
of property
fixed assets                                2                   -         2
Net interest
payable                  5               (664)                (55)     (719)

Profit (loss)
before
taxation                                1,554                 (32)    1,522

Taxation                                 (445)                 27      (418)

Profit (loss)
after taxation                          1,109                  (5)    1,104
Minority interests                          7                   -         7
Profit (loss)
attributable to
shareholders                            1,116                  (5)    1,111

Dividends                                                              (278)
Retained
profit for the
period                                                                  833

Earnings per share       6
- basic                                  13.0p                         12.9p
- diluted                                12.9p                         12.8p
--------------------  ------            ----------         ----------- ---------


GROUP CASH FLOW STATEMENT
for the three months and nine months ended December 31, 2004

        ----------------------- ----------------      --- ----------------
                                    Third quarter              Nine months
                                  ended December 31          ended December 31
                                  2004         2003          2004         2003
                  (unaudited)     GBPm         GBPm          GBPm         GBPm

Net cash inflow from operating
activities*                      1,205        1,038         3,824        3,821
(note 7)

Dividends from associates and
joint ventures                       -            2             1            3

Net cash outflow for returns on   (380)        (216)         (777)        (675)
investments and servicing of
finance**

Taxation paid                     (133)        (176)         (175)        (185)
                                --------     --------     ---------     --------
Purchase of tangible fixed
assets                            (774)        (680)       (2,312)      (1,882)
Net sale of fixed asset
investments                        450           66           475          127
Sale of tangible fixed assets       19           15           102           43
                                --------     --------     ---------     --------
Net cash outflow for capital
expenditure and financial
investments                       (305)        (599)       (1,735)      (1,712)
        ----------------------- -------- --- -------- --- --------- --- --------
Free cash inflow before
acquisitions,                      387           49         1,138        1,252
disposals and dividends
-----------------------         -------- --- -------- --- --------- --- --------
                                --------     --------     ---------     --------
Acquisitions                       (12)         (23)          (35)         (28)
Disposals                            1            -            35            1
                                --------     --------     ---------     --------
Net cash outflow for
acquisitions and disposals         (11)         (23)            -          (27)

Equity dividends paid                -            -          (454)        (368)

Cash inflow before use of
liquid resources                   376           26           684          857
and financing

Management of liquid resources     465         (235)          554          266
                                --------     --------     ---------     --------
Repurchase of ordinary share
capital                            (31)         (58)         (130)         (58)
New loans                            -        1,320             -        1,320
Repayment of loans                (895)      (1,001)       (1,171)      (2,152)
                                --------     --------     ---------     --------

Net cash (outflow) inflow from
financing                         (926)         261        (1,301)        (890)
(Decrease) increase in cash        (85)          52           (63)         233

Decrease (increase) in net debt
from cash flows (note 8)           345          (32)          554          799
        ----------------------- -------- --- -------- --- --------- --- --------

* Net of deficiency and special
pension contributions                -         (362)           (6)        (362)
** Including interest
(payments) receipts on
restructuring currency swap
portfolio                          (31)         117           (67)         117




GROUP BALANCE SHEET
at December 31, 2004

               ------------------------- ------------------          ---------
                                                 December 31          March 31
                                               2004         2003         2004
                                                  (unaudited)
                                                      (restated*)  (restated*)

                                               GBPm         GBPm         GBPm
               -------------------------    ---------    ---------    ---------

Fixed assets

Intangible assets                               202          184          204
Tangible assets                              15,633       15,460       15,487
Investments                                     120          349          324

                                             15,955       15,993       16,015

Current assets
                                            ---------    ---------    ---------
Stocks                                          119           95           89
Debtors                                       5,199        5,301        5,189
Investments                                   4,466        6,236        5,163
Cash at bank and in hand                        132          124          109

                                              9,916       11,756       10,550

Creditors: amounts falling due within
one year
Loans and other borrowings                    2,322        2,372        1,271
Other creditors                               6,759        6,831        7,252

                                              9,081        9,203        8,523
                                            ---------    ---------    ---------

Net current assets                              835        2,553        2,027

Total assets less current liabilities        16,790       18,546       18,042

Creditors: amounts falling due after
more than one year
Loans and other borrowings                   10,216       12,783       12,426

Provisions for liabilities and charges        2,470        2,325        2,504

Minority interests                               49           50           46

Capital and reserves (note 9)
                                            ---------    ---------    ---------
Called up share capital                         432          432          432
Reserves                                      3,623        2,956        2,634
                                            ---------    ---------    ---------
Total equity shareholders' funds              4,055        3,388        3,066

                                             16,790       18,546       18,042
              -------------------------    ---------    ---------    ---------

*See note 1 for details of restatement.


NOTES

1 Basis of preparation

The unaudited interim results of BT Group, which are not statutory accounts, have been prepared on the basis of the accounting policies as set out in the Report and Accounts of BT Group plc for the year ended March 31, 2004, except that during the year ending March 31, 2005, the group has adopted UITF Abstract 38 'Accounting for ESOP trusts' and the related amendments to UITF Abstract 17 (revised 2003) 'Employee Share Schemes'. UITF 38 changes the presentation of an entity's own shares held in an ESOP trust from previously being held as assets to being deducted in arriving at shareholders' funds. UITF 17 (revised 2003) requires the amounts recognised in the profit and loss account in respect of share awards to be based on the fair value of shares at the date the award is made rather than the previous treatment of being based on the book value of shares held in the ESOP trusts.

An additional charge of GBP3 million for the year ended March 31, 2004 and of GBP3 million for the nine months and GBP1 million for the quarter ended December 31, 2003 has been made to the group profit and loss account. The effect on the group's balance sheet at March 31, 2004 has been to reduce fixed assets by GBP53 million, to reduce other creditors by GBP25 million and to reduce shareholders' funds by GBP28 million. The effect at December 31, 2003 has been to reduce fixed assets by GBP53 million, to reduce other creditors by GBP21 million and to reduce shareholders' funds by GBP32 million.

The group accounts for the year ended March 31, 2004, on which the auditors issued an unqualified report which did not contain a statement under Section 237
(2) or (3) of the Companies Act 1985, were approved by the Board of Directors on May 19, 2004, published on June 2, 2004 and have been delivered to the Registrar of Companies.

2 Results of businesses

(a)  Operating results
                      External   Internal   Group      Group            EBITDA
                     turnover    turnover   turnover   operating
                                                       profit (loss)
                                                               (ii)     (ii)
                          GBPm       GBPm       GBPm          GBPm     GBPm

Third quarter ended
December 31, 2004
BT Retail                2,987        117      3,104           274      302
BT Wholesale               954      1,297      2,251           510      982
BT Global
Services                   637        906      1,543             9      148
Other                        6          -          6           (49)       6
Intra-group items (i)        -     (2,320)    (2,320)            -        -

              Total      4,584          -      4,584           744    1,438

Third quarter ended
December 31, 2003
(restated - see page 20)

BT Retail                3,113         77      3,190           321      359
BT Wholesale               865      1,339      2,204           466      947
BT Global
Services                   591        816      1,407           (22)     133
Other                        9          -          9           (23)      34
Intra-group items (i)        -     (2,232)    (2,232)            -        -

              Total      4,578          -      4,578           742    1,473

Nine months ended
December 31, 2004
BT Retail                9,031        310      9,341           820      916
BT Wholesale             2,847      3,894      6,741         1,451    2,876
BT Global
Services                 1,856      2,597      4,453           (40)     379
Other                       19          -         19          (106)      50
Intra-group items (i)        -     (6,801)    (6,801)            -        -

              Total     13,753          -     13,753         2,125    4,221


Nine months ended
December 31, 2003
(restated - see page 20)

BT Retail                9,366        198      9,564           963    1,089
BT Wholesale             2,602      4,062      6,664         1,445    2,873
BT Global
Services                 1,745      2,388      4,133          (112)     345
Other                       19          1         20           (78)      94
Intra-group items (i)        -     (6,649)    (6,649)            -        -

              Total     13,732          -     13,732         2,218    4,401


(i) Elimination of intra-group turnover between businesses, which is included in the total turnover of the originating business

(ii) Before goodwill amortisation and exceptional items.

There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. The intra-group trading arrangements are subject to review and were changed with effect from April 1, 2004 in certain circumstances to reflect simplification of internal trading flows and reorganisations within the group. The comparative figures for the lines of business have been restated to reflect these changes but there is no impact at a group level. In addition, the group adopted UITF 38 and UITF 17 (revised 2003) which impacted the comparative figures and is discussed further in note 1.

(b) BT Global Services analysis

                           ------------------------          -------------
                           Third quarter ended               Nine months
                           December 31                       ended December 31
                           ------------------------          -------------
                            2004    2003   Better (worse)       2004      2003

                            GBPm    GBPm    GBPm       %        GBPm      GBPm
Group turnover
Solutions                    786     673     113      17       2,235     1,932
C&SI                         206     162      44      27         590       468
Global Products              482     468      14       3       1,391     1,344
Global Carrier               237     244      (7)     (3)        727       710
Other and eliminations      (168)   (140)    (28)    (20)       (490)     (321)

                           1,543   1,407     136      10       4,453     4,133

EBITDA
Solutions                     84      80       4       5         229       218
C&SI                          12      11       1       9          24        20
Global Products               40      29      11      38         107        77
Global Carrier                41      40       1       3         125       112
Other (i)                    (29)    (27)     (2)     (7)       (106)      (82)

                             148     133      15      11         379       345


Operating profit (loss) (ii)
Solutions                     64      61       3       5         170       161
C&SI                          10       9       1      11          18        14
Global Products              (50)    (68)     18      26        (166)     (212)
Global Carrier                20      18       2      11          61        45
Other (i)                    (35)    (42)      7      17        (123)     (120)

                               9     (22)     31     n/m         (40)     (112)

Capital expenditure          146     115     (31)    (27)        464       319

(i) Other is after charging leaver costs of GBP2m in the third quarter (GBP6m last year) and GBP18m in the nine months ended December 31, 2004 (GBP19m last year).

(ii) Before goodwill amortisation.


(c) Group turnover analysis

                        ------------------------             -------------
                        Third quarter ended                  Nine months
                        December 31                          ended December 31
                        ------------------------             -------------
                         2004    2003   Better (worse)          2004      2003
                         GBPm    GBPm      GBPm       %         GBPm      GBPm

Traditional             3,449   3,740      (291)     (8)      10,649    11,423
New wave                1,135     838       297      35        3,104     2,309

                        4,584   4,578         6       -       13,753    13,732

Consumer                1,409   1,505       (96)     (6)       4,255     4,500
Business                  606     636       (30)     (5)       1,858     1,940
Major Corporate         1,473   1,407        66       5        4,341     4,236
Wholesale/Carrier       1,090   1,021        69       7        3,280     3,037
Other                       6       9        (3)    (33)          19        19

                        4,584   4,578         6       -       13,753    13,732

Note: New wave includes the external new wave turnover of BT Retail (ICT, broadband, mobility and classified directories), BT Wholesale (broadband and managed services), the external turnover of Global Solutions and C&SI.

Consumer includes the external turnover of BT Retail from consumer customers. Business includes the external turnover of BT Retail from SME customers.
Major Corporate includes the external turnover of BT Retail from major corporate customers and the external turnover of BT Global Services, with the exception of Global Carrier.

Wholesale/Carrier includes the external turnover of BT Wholesale and Global Carrier.

(d) Capital expenditure on plant, equipment and motor vehicle additions

                                    Third quarter ended     Nine months
                                           December 31      ended December 31
                                        2004       2003        2004      2003
                                        GBPm       GBPm        GBPm      GBPm

BT Retail                                 40         32         104        72

BT Wholesale
Access                                   269        270         812       717
Switch                                    31         37          86        70
Transmission                              73         49         168       149
Products/systems support                 140        133         467       329

                                         513        489       1,533     1,265

BT Global Services
C&SI and Solutions                        66         19         174        80
UK Networks                               24         33          96        92
Other                                     56         63         194       147

                                         146        115         464       319

Other (including fleet vehicles and
property)                                 71         63         166       173

                            Total        770        699       2,267     1,829



3 Operating costs
                                      Third quarter              Nine months
                                     ended December 31      ended December 31
                                      2004         2003       2004        2003
                                             (restated)              (restated)

                                        GBPm       GBPm        GBPm      GBPm

Net staff costs before leaver costs      902        866       2,608     2,661
Leaver costs                              12         26        122        53
Net staff costs                          914        892       2,730     2,714
Depreciation                             694        731       2,095     2,181
Payments to telecommunication            881        924       2,834     2,990
operators
Other operating costs                  1,399      1,326       4,101     3,762

Total before goodwill amortisation     3,888      3,873      11,760    11,647
and exceptional items

Goodwill amortisation                      4          3          12         9
Exceptional items                         10          -          30         -

                             Total     3,902      3,876      11,802    11,656


4 Exceptional items and goodwill amortisation

                                    Third quarter ended     Nine months
                                    December 31             ended December 31
                                        2004       2003        2004      2003
                                        GBPm       GBPm        GBPm      GBPm

Exceptional operating costs              (10)         -         (30)        -
Impairment of fixed assets of joint
ventures                                 (25)         -         (25)        -
Profit on sale of fixed asset
investments and group undertakings       284         33         312        32
Net interest payable                       -        (37)          -       (55)
Goodwill amortisation                     (4)        (3)        (12)       (9)
Net credit (charge) before tax and
minority interests                       245         (7)        245       (32)


5 Net interest payable

                                  Third quarter ended        Nine months
                                       December 31           ended December 31
                                  2004              2003        2004      2003
                                  GBPm              GBPm        GBPm      GBPm

Group                              259               315         786       955
Joint ventures and associates        5                 4          14        14
Total interest payable             264               319         800       969
Interest receivable                (64)              (59)       (189)     (250)
Net interest payable               200               260         611       719

Analysed:
Before exceptional items           200               223         611       664
Exceptional items                    -                37           -        55

                          Total    200               260         611       719


6 Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods were:

                              Third quarter ended             Nine months
                                  December 31               ended December 31
                                2004         2003            2004        2003
                               millions of shares            millions of shares

Basic                          8,512        8,629           8,535       8,629
Diluted                        8,579        8,682           8,591       8,686


7 Reconciliation of operating profit to operating cash flow

                                       Third quarter ended       Nine months
                                        December 31           ended December 31
                                        2004        2003      2004        2003
                                               (restated)            (restated)

                                        GBPm        GBPm      GBPm        GBPm

Group operating profit                   730         739     2,083       2,209
Depreciation and amortisation            698         734     2,108       2,192
Changes in working capital              (240)        (58)     (441)       (279)
Provision movements, pensions             17        (377)       74        (301)
and other
Net cash inflow from operating         1,205       1,038     3,824       3,821
activities


8 Net debt

(a)     Analysis

                                                 At December 31    At March 31
                                                   2004     2003          2004
                                                   GBPm     GBPm          GBPm

Long-term loans and other borrowings falling due
after more than one year                         10,216   12,783        12,426
Short-term borrowings and long-term loans and
other borrowings falling due within one year      2,322    2,372         1,271
Total debt                                       12,538   15,155        13,697
Short-term investments                           (4,466)  (6,236)       (5,163)
Cash at bank                                       (132)    (124)         (109)
Net debt at end of period                         7,940    8,795         8,425


(b)     Reconciliation of net cash flow to movement in net debt

                                     Third quarter ended     Nine months
                                          December 31        ended December 31
                                         2004       2003        2004      2003
                                         GBPm       GBPm        GBPm      GBPm

Net debt at beginning of period         8,267      8,768       8,425     9,573
(Decrease) increase in net debt
resulting from cash flows                (345)        32        (554)     (799)
Currency and other movements                -        (13)          -       (11)
Other non-cash movements                   18          8          69        32
Net debt at end of period               7,940      8,795       7,940     8,795


9 Share capital and reserves

                                                 Reserves                Total
                                 Share capital   (restated)      (restated)
                                          GBPm            GBPm            GBPm

Balances at April 1, 2004                  432           2,634           3,066
Profit for the nine months ended
December 31, 2004                            -           1,386           1,386
Dividends                                    -            (332)           (332)
Currency movements                           -              47              47
Other                                        -            (112)           (112)

Balances at December 31, 2004              432           3,623           4,055


10 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                                Third quarter ended      Nine months
                                December 31              ended December 31
                                 2004          2003        2004           2003
                                         (restated)                 (restated)
                                 GBPm          GBPm        GBPm           GBPm

Group operating profit            730           739       2,083          2,209
Exceptional items                  10             -          30              -
Depreciation                      694           731       2,096          2,183
Goodwill amortisation               4             3          12              9
EBITDA before exceptional items 1,438         1,473       4,221          4,401


11 United States Generally Accepted Accounting Principles

The results set out above have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The table below sets out the results calculated in accordance with United States Generally Accepted Accounting Principles.

                                 Third quarter ended         Nine months
                                 December 31                 ended December 31
                                 2004               2003        2004      2003

Net income attributable to
Shareholders including
exceptional items (GBPm)          503                132         983       510

Earnings per ADS (GBP)
- basic                          0.59               0.15        1.15      0.59
- diluted                        0.58               0.15        1.14      0.59


Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with United States Generally Accepted Accounting Principles, is a GBP1,304m deficit at December 31, 2004 (December 31, 2003 - GBP2,484m, March 31, 2004 - GBP1,455m).


Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continued growth in new wave turnover from broadband, ICT solutions, mobility and managed services growth; expectations regarding broadband DSL line connections; implementation of BT's 21st century network; completion of the acquisition of Infonet; expectations regarding cost transformation and cost efficiency; and delivery of long-term growth in shareholder value.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; conditions, including regulatory clearances, to completion of the acquisition of Infonet not being satisfied; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 10 February, 2005